UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Aska Seiyaku Kabushiki Kaisha
(Name of Subject Company)

ASKA Pharmaceutical Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

ASKA Pharmaceutical. Co., Ltd. on behalf of a holding company to be incorporated
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Takashi Yamaguchi Representative Director ASKA Pharmaceutical Co., Ltd. 5-1, Shibaura 2-Chome, Minato-ku, Tokyo, 108-8532 Japan (Telephone +81-3-5484-8366)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

Included in the document attached hereto as Exhibit 1 and Exhibit 2.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X previously filed with the Commission on December 23, 2019.

(2) Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Announcement on Preparation to Transition to Holding Company Structure through Share Transfer*

2	Transition to Holding Company Structure through Share Transfer Solely Conducted by Company

*Previously submitted as part of Form CB on December 23, 2019.

3

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Takashi Yamaguchi
(Signature)

Takashi Yamaguchi
Representative Director
ASKA Pharmaceutical Co., Ltd.

(Name and Title)

March 23, 2020
(Date)

4

EXHIBIT 2

Transition to Holding Company Structure through Share Transfer Solely Conducted by Company

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

March 23, 2020

To whom it may concern,

Company name:	ASKA Pharmaceutical Co., Ltd.
Representative name:	Takashi Yamaguchi, President and Representative Director
(Code: TSE First Section 4514)
Contact information:	Tomohito Nagao, Corporate Planning Department Manager
(TEL. 03-5484-8366)

Transition to Holding Company Structure
through Share Transfer Solely Conducted by Company

We hereby announce that, at the board of directors meeting held today, a resolution was adopted to establish ASKA Pharmaceutical Holdings Co., Ltd. (the “Holding Company”), a holding company (i.e., a wholly-owning parent), on April 1, 2021 (scheduled) through a share transfer solely conducted by the Company (the “Share Transfer”) following prescribed procedures, including the approval by resolution of the ordinary general meeting of shareholders to be held on June 25, 2020.

We have omitted certain public disclosure because the Share Transfer will be a share transfer conducted solely by the Company as a listed company.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1. Purpose of transition to holding company structure through share transfer solely conducted by Company

(1) Background

As Japan’s population ages at an accelerating rate, social security expenditures have increasingly strained the country’s finances, and there are concerns for a slowdown in the country’s economic activity associated with the decreasing workforce. As measures considered to be effective in addressing these issues, the Japanese government is focused on extending the life expectancy of its citizens by providing public services for preventative care and health management outside the national healthcare system.

Against this backdrop, we have engaged in our medical care-related business, including pharmaceutical products, under the management philosophy of contributing to people’s health and tomorrow’s medicine through advanced drug discovery. However, as described in our “Announcement on preparation to transition to holding company structure through share transfer” released on December 23, 2019, in order to further make efforts to meet society’s expectations and pursue continuous corporate value improvement, we have determined that it would be best to aim to be a “total healthcare company” by converting our structure to that of a holding company.

(2) Purpose of transition to holding company structure

We will adopt the holding company structure for the following purposes.

(i) Enhancement of businesses related to health care field

In order to respond to social changes related to health concepts and needs, we will consider healthcare as a framework of series of phases from prevention to examination, diagnosis, and treatment in a comprehensive manner and will attempt to develop associated businesses. With respect to pharmaceuticals on which we have traditionally been focused, the business environment has increasingly become severe from the perspective of containing social security costs. On the other hand, the Japanese government has enhanced its investment in disease prevention and pre-symptomatic areas. Therefore, we believe that growth in our relevant businesses in such areas will contribute to our managerial stability.

In addition, when developing our business, we understand that environmental change presents great opportunity for our group’s growth. Therefore, we will proactively engage in collaborations and partnerships with other companies, including in the form of M&A, domestically and internationally.

(ii) Prompt decision-making through delegation of authority to operating subsidiaries

We will aim to establish a system that clarifies roles and responsibilities of our group companies to appropriately and promptly respond to business environmental change. The Holding Company will specialize in overall management of operating companies as well as formulation and promotion of group strategies. Decision making procedures at the operating level will be completed at the level of operating companies.

(iii) Maximized group value

Taking into consideration the characteristics of each business and emphasizing strategic ties among our group companies, our attempt is to execute an optimal strategy from the perspective of the group as a whole and to maximize group value.

(iv) Enhancement of group governance

Governance functions for the group as a whole will be allocated to the Holding Company. We will construct a system that allows business administration through policies under which all subsidiaries are unified as a group.

The transition to the holding company structure through the Share Transfer is subject to approval of such transition at the ordinary general meeting of shareholders to be held on June 25, 2020. Our stock will be delisted due to the Share Transfer, but application for technical listing of the stock of the Holding Company will be filed with the Tokyo Stock Exchange, Inc. (hereinafter referred to as the “TSE”), and therefore, the listing of our stock will be substantively maintained on the TSE First Section.

(3) Procedures for transition to holding company structure

We are planning to implement the transition to the holding company structure using the following method.

Step 1: Establish the Holding Company through the Share Transfer

The Company will become a wholly-owned subsidiary of the Holding Company on April 1, 2021 with the establishment of the Holding Company through the Share Transfer.

Step 2: Structure after establishment of the Holding Company

Subsidiaries of the Company will be reorganized as subsidiaries of the Holding Company. The specific nature and timing of such reorganization will be notified as soon as we determine the same.

2. Summary of the Share Transfer

(1) Schedule for the Share Transfer

Board of directors meeting for approval of the Share Transfer	March 23, 2020
Record date for the ordinary general meeting of shareholders	March 31, 2020
Ordinary general meeting of shareholders for approval of the Share Transfer	June 25, 2020
Delisting date for the Company	March 30, 2021
Date of registration of establishment of the Holding Company (effective date)	April 1, 2021
Date of listing of the Holding Company	April 1, 2021
Note 1:	The dates may be changed as necessary for the Share Transfer procedures or for other reasons.
Note 2:	We will file a listing application with the TSE First Section regarding the stock of the Holding Company to be established. Moreover, the Company will be delisted prior to the listing of the Holding Company, as the Company will become a wholly-owned subsidiary of the Holding Company through the Share Transfer. The delisting date may be changed because the date will be determined in accordance with the TSE Regulations.

(2) Method of the Share Transfer

The Share Transfer will be a sole-share transfer under which the Company will become a wholly-owned subsidiary of the Holding Company, which will become the wholly-owning parent of the Company incorporated through the Share Transfer.

(3) Share allotment involved in the Share Transfer (ratio of the Share Transfer)

Company name	ASKA Pharmaceutical Holdings Co., Ltd. (the wholly-owning parent, i.e., the Holding Company)	ASKA Pharmaceutical Co., Ltd. (the wholly-owned subsidiary, i.e., the Company)
Ratio of the Share Transfer	1	1

(i) Ratio of the Share Transfer

A single share of the common stock of the Holding Company to be established will be issued per share of the common stock of the Company, to the shareholders holding such Company shares immediately preceding the time at which the Holding Company is to acquire all issued shares of the Company through the Share Transfer.

(ii) Share unit

The Holding Company will use a unit share system, and the number of shares in a single unit will be 100.

(iii) Grounds for calculation of the ratio of the Share Transfer

In the course of the Share Transfer, a single wholly-owning parent will be established through the Share Transfer conducted solely by the Company, and no change will be made to the shareholder composition as a result of the Share Transfer. Therefore, for the primary purpose of avoiding any disadvantage to shareholders, a single share of the common stock of the Holding Company will be allocated in respect of each share of the Company’s common stock, to the shareholders holding such Company shares.

(iv) Results of, methods of, and grounds for calculation by a third-party entity

As described in (iii) above, the Share Transfer will be solely conducted by the Company. Thus, no calculation will be made by a third-party entity.

(v) Number of new shares (scheduled to be) issued through the Share Transfer

Common stock: 30,563,199

The aforementioned number of new shares is set forth based on the 30,563,199 issued shares of the Company in total (as of February 10, 2020). However, if the total number of issued shares of the Company changes prior to effectiveness of the Share Transfer, the aforementioned number of new shares to be issued by the Holding Company will fluctuate. In addition, in relation to any treasury shares owned by the Company at the time of effectiveness of the Share Transfer, the same number of shares of the common stock of the Holding Company will be issued and allocated. The Company will retain shares of the common stock of the Holding Company temporarily in such a case. We will notify the method of disposal of the same as soon as we decide on the same.

(4) Treatment of share acquisition rights and bonds with share acquisition rights accompanying the Share Transfer

The Company has never issued share acquisition rights or bonds with share acquisition rights.

3. Outline of Company in Share Transfer

(As of November 8, 2019)

(1)	Trade name	ASKA Pharmaceutical Co., Ltd.
(2)	Location of registered office	5-1, Shibaura 2-Chome, Minato-ku, Tokyo
(3)	Title and name of representative	Takashi Yamaguchi, President and Representative Director
(4)	Description of business	Manufacture, sale, importing, and exporting of pharmaceuticals, animal drugs, quasi-drugs, food products, medical equipment, etc.
(5)	Capital	1,197 million yen
(6)	Date of establishment	June 28, 1929
(7)	Number of issued stocks	30,563,199
(8)	Settlement period	Last day of March
(9)	Number of employees	842 (as of March 31, 2019)
(10)	Main bank	MUFJ Bank, Ltd.
(11)	Main customers	Takeda Pharmaceutical Company Limited.
(12)	Major shareholders and shareholding ratios	Takeda Pharmaceutical Company Limited.	7.73%
		Japan Trustee Services Bank, Ltd. (trust account)	5.99%
		Master Trust Bank of Japan, Ltd. (trust account)	5.35%
		ZERIA Pharmaceutical Co., Ltd.	5.18%
		MUFG Bank, Ltd.	3.86%
		Takashi Yamaguchi	3.06%
		ASKA Pharmaceutical Employees’ Stock Ownership Association	2.02%
		Kabushiki Kaisha YAMAGUCHI	1.95%
		Aioi Nissay Dowa Insurance Co., Ltd. (standing proxy: Master Trust Bank of Japan, Ltd.)	1.86%
		Nippon Life Insurance Company (standing proxy: Master Trust Bank of Japan, Ltd.)	1.83%
(13)	Financial condition and results of operations of the most recent three years
		Consolidated operating results
		Fiscal year ending March 31, 2017	Fiscal year ending March 31, 2018	Fiscal year ending March 31, 2019
	Consolidated net assets	39,511	42,559	43,456
	Consolidated total assets	66,126	66,235	82,194
	Net assets per share (yen)	1,413.51	1,509.70	1,538.75

Consolidated sales	48,527	48,944	46,706
Consolidated operating profit	1,793	2,824	1,782
Consolidated profit	2,002	3,073	1,980
Profit attributable to owners of parent	2,944	2,388	1,744
Consolidated net income per share (yen)	105.39	84.80	61.81
Dividends per share (yen)

(Units: Millions of yen; excluding specially mentioned information)

4. Outline (tentative) of corporation newly established through the Share Transfer (the wholly-owning parent/Holding Company)

(1)	Trade name	ASKA Pharmaceutical Holdings Co., Ltd.
(2)	Location of head office	5-1, Shibaura 2-Chome, Minato-ku, Tokyo
(3)	Title and name of representative	Takashi Yamaguchi, President and Representative Director
(4)	Description of business	Management control of group companies and services incidental thereupon
(5)	Capital	1,197 million yen
(6)	Date of foundation	April 1, 2021
(7)	Number of issued stocks	30,563,199
(8)	Settlement period	Last day of March
(9)	Directors and corporate auditors	Director	Takashi Yamaguchi
		Director	Atsushi Maruo
		Director	Kazuhiko Kato
		Director	Sohta Yamaguchi
		Director	Yuichiro Fukui
		Director	Ikuo Kumano
		Director	Yasunori Yoshimura
		Director	Michizo Yamanaka
		Director	Tsutomu Harino
		Auditor	Satoshi Komatsu
		Auditor	Hideshige Kito
		Auditor	Takao Kimura
		Auditor	Keiko Fukuchi
(10)	Net assets	Undecided
(11)	Total assets	Undecided

(*) From among the aforementioned items, (10) “Net assets” and (11) “Total assets” will be publicized as soon as the same have been determined.

5. Outline of accounting treatment

There will be no effect on profit and loss because the transfer qualifies as a transaction under common control pursuant to corporate accounting rules. It is expected that no goodwill will be generated through the Share Transfer.

6. Outlook

Following the Share Transfer, we will become a wholly-owned subsidiary of the Holding Company. Accordingly, operating results of the Company will be reflected in the consolidated operating results of the Holding Company, which will be the wholly-owning parent. The effect of the Share Transfer on operating results will be minor.